UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 – Corporate Governance and Management

Item 5.07 – Submission of Matters to a Vote of Security Holders

At the annual meeting of stockholders on May 23, 2018 (the "Annual Meeting"), the stockholders of Denbury Resources Inc. (the "Company") considered and voted upon the three proposals listed below (the "Proposals"), each of which is more fully described in the Company's definitive proxy statement for the Annual Meeting, filed with the Securities and Exchange Commission (the "SEC") on April 12, 2018 (as supplemented by the additional proxy materials filed with the SEC on May 16, 2018) (the "Proxy Statement"). Holders of 362,620,108 shares of common stock of the Company, representing approximately 90% of the Company's issued and outstanding shares of common stock as of the March 26, 2018 record date, were present in person or by proxy at the Annual Meeting, constituting a quorum, and the final voting results with respect to each of the Proposals are set forth below.

Proposal 1: Election of directors. The Company's stockholders elected eight directors, each to hold office until the next annual meeting and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. The results of the voting were as follows:

Name of Nominee	For	% of Votes Cast	Against	Abstentions and Broker Non-Votes
John P. Dielwart	263,662,712	97.33%	7,226,629	91,730,767
Michael B. Decker	262,345,647	96.84%	8,544,169	91,730,292
Christian S. Kendall	267,149,261	98.61%	3,741,804	91,729,043
Gregory L. McMichael	260,913,534	96.32%	9,964,927	91,741,647
Kevin O. Meyers	246,215,703	90.89%	24,672,848	91,731,557
Lynn A. Peterson	266,745,303	98.46%	4,148,184	91,726,621
Randy Stein	263,330,682	97.21%	7,556,587	91,732,839
Laura A. Sugg	262,868,182	97.03%	8,027,455	91,724,471

The votes "For" each director as set forth above represent the vote of the majority of votes cast with respect to such director nominee at the Annual Meeting.

Proposal 2: Advisory vote to approve the Company's 2017 named executive officer compensation. The results of the voting were as follows:

For	% of Voting Power Present (Including Abstentions)	Against	Abstain	Broker Non-Votes
162,966,364	60.04%	94,017,919	14,407,595	91,228,230

Proposal 3: Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2018. The results of the voting were as follows:

For	% of Voting Power Present (Including Abstentions)	Against	Abstain	Broker Non-Votes
353,936,268	97.60%	7,654,065	1,029,775	—

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: May 30, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary